Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LIPOSCIENCE, INC.

LIPOSCIENCE, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as of this 10th day of January, 2013:

FIRST: The name of the Corporation is LIPOSCIENCE, INC.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is June 15, 2000, this Corporation being known at that time as LIPOMED, INC.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions approving a reverse stock split and further amending the Corporation’s Second Amended and Restated Certificate of Incorporation by inserting the following new paragraphs immediately following the first paragraph of Article FOURTH thereof:

“Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law of the State of Delaware, and without any further action by the holders of such shares, every one outstanding share of the Corporation’s Common Stock, par value $0.001 per share (“Common Stock”), shall be combined into 0.485 validly issued, fully paid and non-assessable shares of Common Stock (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. All shares of Common Stock so combined that are held by a stockholder shall be aggregated subsequent to the foregoing Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board of Directors) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock, par value $0.001 per share, set forth in the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended to date, shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

FOURTH: Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, LipoScience, Inc., has caused this Certificate of Amendment to be executed by its duly authorized officer this 10th day of January, 2013.

LIPOSCIENCE, INC.

By:	/s/ Richard O. Brajer
Richard O. Brajer
President and Chief Executive Officer